July 11, 2014	Writer’s Direct Contact
+852 25850856
John Cash	GWang@mofo.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Sinopec Shanghai Petrochemical Company Limited (the “Company”)

Form 20-F for the Year ended December 31, 2013

Filed April 30, 2014

File No. 1-12158

Dear Mr. Cash,

We hereby respectfully request that the Commission extends the due date for the Company’s response to the Commission’s comment letter dated July 2, 2014 regarding the above referenced matter, until Thursday, July 31, 2014. The Company has advised us that it intends to file its response to the Commission’s comment letter on or before such date.

Thank you for consideration of our request for extension. Please feel free to contact me at (852) 2585-0856 with any questions.

Sincerely,

/s/ Gregory Feihong Wang

Gregory Feihong Wang